SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ) *

Cascade Microtech Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
147322101
(CUSIP Number)

March 3, 2011
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147322101

1	NAMES OF REPORTING PERSONS:
	James Alpha Small Cap Master Fund, L.P. (I.R.S. Identification No.: 20-4721688)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		803,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		803,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	803,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 147322101

1	NAMES OF REPORTING PERSONS:
	James Alpha, LLC (I.R.S. Identification No.: 20-4721686)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		803,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		803,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	803,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 147322101

1	NAMES OF REPORTING PERSONS:
	James Alpha Management I, L.P. (I.R.S. Identification No.: 61-1586306)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		803,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		803,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	803,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 147322101

1	NAMES OF REPORTING PERSONS:
	Kevin R. Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		803,900

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		803,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	803,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a).  Name of Issuer:

Cascade Microtech Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2430 N.W. 206th Avenue, Beaverton, OR 97006

Item 2(a).  Name of Person(s) Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

James Alpha Small Cap Master Fund, L.P. (“Master Fund”)

James Alpha, LLC (“JA”)

James Alpha Management I, L.P. (“JAM”)

Kevin R. Greene (“KG”)

Please see Schedule A for further information about the Reporting Persons.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

Each of the Reporting Persons has a business address at 515 Madison Avenue, 24th Floor, New York City, New York 10022.

Item 2(c).  Citizenship:

Master Fund	Cayman Islands
JA	Delaware
JAM	Delaware
KG	USA

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).  CUSIP Number:

14732101

Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership:   Please see Schedule A for further information.

		Master Fund	JA	JAM	KG
(a)	Beneficial Ownership	803,900	803,900	803,900	803,900
(b)	Percentage of Class	5.5%	5.5%	5.5%	5.5%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-
	Shared Voting Power	803,900	803,900	803,900	803,900
	Sole Dispositive Power	-0-	-0-	-0-	-0-
	Shared Dispositive Power	803,900	803,900	803,900	803,900

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

JAM, as investment manager of Master Fund, and JA, the general partner of Master Fund, have the right or the power to direct the receipt of dividends from shares, and to direct the receipt of proceeds from the sale of shares to clients holding limited partnership interests in Master Fund.  Master Fund owns more than 5% of the issued and outstanding common stock of Cascade Microtech Inc.

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of the Group.

Not applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a  participant  in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2011

James Alpha Small Cap Master Fund, L.P.
By:  James Alpha, LLC

By:     /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha, LLC

By:    /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha Management I, L.P.
By:  James Alpha, LLC

By:   /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cascade Microtech Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on April 8, 2011.

James Alpha Small Cap Master Fund, L.P.
By:  James Alpha, LLC

By:     /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha, LLC

By:    /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha Management I, L.P.
By:  James Alpha, LLC

By:   /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually

Schedule A

James Alpha Small Cap Master Fund, L.P. beneficially owns 803,900 shares of common stock and exercises voting and dispositive control over such shares, except to the extent set forth below.

James Alpha Management I, L.P. is the investment manager of James Alpha Small Cap Master Fund, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. James Alpha Management I, L.P. disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein. James Alpha Management I, L.P. has delegated daily management of the fund’s assets to Invicta Capital Management LLC, as subadvisor, and such subadvisor has discretionary investment authority over the assets of the James Alpha Small Cap Master Fund, L.P. and proxy voting power. Accordingly, Invicta Capital Management LLC may be deemed to share beneficial ownership of such 803,900 shares. Invicta Capital Management LLC and its control person, Gregory A. Weaver, filed a Schedule 13G with the Securities and Exchange Commission on March 8, 2011, with respect to their beneficial ownership of (i) such 803,900 shares and (ii) other shares of Cascade Microtech Inc. which they beneficially own.

James Alpha, LLC is the general partner of James Alpha Small Cap Master Fund, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares. James Alpha, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Kevin R. Greene is the managing member of James Alpha, LLC. He may be deemed to share the right to direct the voting and dispositive control over the shares. Mr. Greene disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.